SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registry No. 1431 - 1

SUMMARY OF THE MINUTES OF THE 62th ANNUAL SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATE AND TIME: April 28, 2017 - 9 am. 3. CALL NOTICE: Call notice published in the “Official Gazette of the State of Paraná” and in the "Folha de Londrina". 4. "QUORUM": 90.39% (ninety-eight points and thirty-nine hundredths per cent) of the voting capital, as well as shareholders representing 44.35% (forty-four whole and thirty-five hundredths per cent) of the preferred shareholders. 5. PRESIDING BOARD: VINICIUS KLEIN – Chairman; ANTONIO SERGIO DE SOUZA GUETTER – Member of the Board of Directors; and DENISE TEIXEIRA GOMES – Secretary. 6. RESOLUTIONS - 62th ANNUAL SHAREHOLDERS’ MEETING:

ITEM 1 – the shareholders, by majority vote, approved the Management’s Annual Report, the balance sheet and other financial statements regarding the 2016 fiscal year; The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 2 – the votes concerning the original proposal of the Executive Board for the allocation of the net income for the 2016 year: i. approved, by majority, items "a" and "b"; ii. rejected, by majority, item "c". A new proposal for item "c" was submitted by the Controller, in order to reduce the amount proposed to be allocated at a Profit Retention Reserve and the corresponding increase in the distribution of profits to the shareholders in the amount of R$223,265,520.08 (two hundred twenty-three million, two hundred sixty-five thousand, five hundred twenty reais and eight cents), now corresponding to 50% of the net income for the 2016 fiscal year; this new proposal was approved by the majority. In view of the resolution regarding item "c", which was approved as stated above, the new retention and distribution of adjusted income will be made as follows: 1. Profit Retention Reserve, in the amount of R$506,212,669.80 (five hundred and six million, two hundred and twelve thousand, six hundred and sixty-nine Reais and eighty cents); and 2. additional distribution of income, as dividends in the amount of R$223,265,520.08 (two hundred twenty-three million, two hundred sixty-five thousand, five hundred twenty reais and eight cents). Thus, the total amount to be distributed for the 2016 fiscal year will be of R$506,212,669.80 (five hundred and six million, two hundred and twelve thousand, six hundred and sixty-nine reais and eighty cents). The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 3 - elected, by majority vote, to become members of the Board of Directors for the term of office from April 2017 to April 2019: Mauricio Schulman; Antonio Sergio de Souza Guetter; George Hermann Rodolfo Tormin; Rogério Perna; Luiz Henrique Tessuti Dividino; Adriana Angela Antoniolli; Leila Abraham Loria, Olga Stankevicius Colpo; and Sérgio Abu Jamra Misael. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 4 - elected, by majority vote, to become members of the Fiscal Council for the term of office from April 2017 to April 2018: a) as sitting members: Mauro Ricardo Machado Costa, Norberto Anacleto Ortigara, Nelson Leal Junior; Roberto Lamb and Letícia Pedercini Issa Maia; and b) as their respective alternates: Roberto Brunner; Osni Ristow; Gilmar Mendes Lourenço; Kurt Janos Toth and Alexandre Pedercini Issa. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 5 - approved, by majority vote, the annual overall amount, with charges included, of the compensation for the executive officers and members of the fiscal council, established at R$12,891,943.94 for the 2017 fiscal year. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

ITEM 6 - ratified, by majority vote, the proposal of the Company for the publications demanded by Article 289 of Law 6.404/76, which will be made in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina. The Management is responsible for deciding for the publication of the "Financial Statements", summarized or in full, in the newspapers of great circulation located in the city where the headquarter of the São Paulo Stock Exchange is located. The detailing of votes (in favor, against and abstention) is recorded in the full version of the minutes.

SIGNATURES: VINICIUS KLEIN - Representative of the State of Paraná and Chairman of the Annual Meeting; ANTONIO SERGIO DE SOUZA GUETTER - Chairman of the Board of Directors of Copel; DENISE TEIXEIRA GOMES - Secretary. Omitting the signatures of the attending shareholders as per the authorization registered on the minutes of the meeting.

The full text of the Minutes of the 62th Annual Shareholders’ Meeting was draw up on pages 25 to 37 of the proper book No. 11, of Companhia Paranaense de Energia - Copel.

DENISE GOMES TEIXEIRA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 2, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.